June 28, 2010

Via U.S. Mail and Facsimile: (450) 988-1288

Alex Kuznetsov
President
Loton, Corp.
13499 Rue Huntington
Pierrefonds, QC H8Z1G3
Canada

>   **Re: Loton, Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 1, 2010**
>   **File No. 333-167219**

Dear Mr. Kuznetsov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to include the disclosure required by Item 102 of Regulation S-K.

2.   You provide information about the market for your products and services that is based upon reports or studies authored by third parties. Please provide supplemental copies of the reports or other source documentation from which this data is extracted. Please mark the copies to highlight the applicable portions containing the data you cite and include a cross-reference to the appropriate location in your prospectus. Please tell us whether any of the third-party reports were commissioned by you. As examples, we note your references to third-party data under the captions "Providers of 3D architectural visualization service," "Marketing for our product" and "Competition.

Cover Page

3.   Please ensure that you limit the front cover page to one page. Consider removing from the cover page the discussion of your plans regarding seeking quotation on the OTC Bulletin Board, which does not appear to be key information with respect to your offering. Refer to Item 501(b) of Regulation S-K.

4.   Given that the offering is self-underwritten, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. Please delete the table, as it is likely to suggest to the reader that the total offering price and the proceeds to the issuer will be received.

5.   Revise the cover page to concisely address the "no minimum" structure of the transaction. Specifically, the cover page disclosure should reflect the possibility that all of the shares may not be sold and should discuss the range of possible outcomes, including the possibility that the amount raised may be minimal and may not be even cover the costs of the offering, which you have estimated to be approximately $8,000. Please revise other relevant sections of the prospectus to address the impact the various outcomes could have on your business plans.

Prospectus Summary

The Offering – Net Proceeds, page 8

6.   Given that the offering is a best efforts, self-underwritten offering, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. In this regard, we note your statement that you expect to generate net proceeds of $82,000, even though there is no minimum number of shares that must be sold and no assurance that you will sell all of the shares covered by the prospectus. Where you reference shares to be sold in this offering, please revise to indicate a range of possible outcomes with respect to the number of shares to be sold and the possible proceeds to be generated thereby.

Risk Factors, page 9

General

7.   Please include a risk factor addressing the risk regarding the no minimum structure of the offering. Specifically, please disclose that there is not a minimum amount of shares that needs to be sold in this offering for you to access the funds. Moreover, there is no assurance that you that you will generate sufficient funds to cover the costs of the offering.

"Because our sole officer and director has other business interests," page 11

8.   You state that Mr. Kuznetsov intends to devote "30% of his business time" to your affairs. Please revise to state in more precise terms, such as number of hours per week, the amount of time Mr. Kuznetsov intends to devote to managing your business.

"Our industry is cyclical and these fluctuations could have significant impact on our business volume," page 13

9.   Please describe in what ways the architectural visualization business is cyclical. If you mean simply that the industry is affected in times of general economic decline, please revise your disclosure to clarify this.

"When our shares of common stock commence trading on the OTC Bulletin Board, the trading price will fluctuate," page 15

10.   Please revise this subcaption and the text of the risk factor to indicate clearly that it is possible that your common stock may never be quoted on the OTC Bulletin Board. In this regard, we note your disclosure under the risk factor subcaption "There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares."

"We will incur ongoing costs and expenses for SEC reporting," page 16

11.   You state that "if necessary … [your sole officer and director] has verbally agreed to loan the company funds to complete the registration process." We note your statement on page 27 that your sole officer and director "has indicated that he may be willing to provide funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months" if no other proceeds are obtained. Please include in your risk factors section a discussion of the uncertainty associated with a loan from Mr. Kuznetsov and any material adverse effects that the failure to receive such a loan would have on your operations.

Management's Discussion and Analysis or Plan of Operation, page 22

12.   Please revise your disclosure in this section to provide a clear discussion regarding the minimum amount of cash resources you will require to fund your business plan and/or operations for the remainder of the current fiscal year. In revising your disclosure, please reconcile the following statements:

- We believe our cash balance is not sufficient to fund our limited levels of operations for any period of time.
- We believe we can satisfy our cash requirements during the next 12 months.

- Even if we raise the maximum amount of money in this offering, we do not know how long the money will last, however, we do believe it will last twelve months.
- We believe that we will be able to raise enough money through this offering to begin operations but we cannot guarantee that once we begin operations we will stay in business.
- If we do not raise the maximum amount of money from this offering, it will last a year but with limited funds available to develop growth strategy.
- If we raise the maximum amount, we believe the money will last for more than a year, and also provide funds for growth strategy.
- If we do not obtain the maximum or less than 50% of the maximum proceeds, we may need to borrow additional funds to continue our business plan within the next twelve months.

Plan of Operation, page 23

13.   Please include a clear statement as to the period of time, in your opinion, that the proceeds from the offering will satisfy cash requirements and whether, in the next six months, you will be required to raise additional funds to meet operating expenses. Include a discussion of the reasons for this belief. Please ensure that your discussion addresses as necessary the range of possible outcomes given that this offering has no minimum requirement. Refer to Item 101(a)(2) of Regulation S-K.

Business, page 28

14.   We suggest that you remove all references to third-party websites throughout your prospectus, in the business section and elsewhere. While it is appropriate to reference third-party research on which management bases its beliefs, it is not appropriate to attempt to incorporate into the prospectus, information contained in the referenced websites.

Product, page 29

15.   You list six categories of digital media included within the field of architectural visualization. Clarify whether your proposed business will be limited to specific categories or cover all of the enumerated categories. In addition, the relevance of the example in figure 1 is not apparent. Please clarify how the rendering in figure 1 relates to "designing graphics displays in operating rooms so doctors can read complex data" and, further, how this relates to your proposed product. In revising your disclosure, please ensure that the nexus between the discussion and examples you provide and your proposed business product is clear.

16.   Tell us whether you have the expertise and capability, at this time, to produce the types of renderings you have used as examples in your document. To the extent the depictions

used in the examples provided were not rendered by you, consider whether it is appropriate to include them in your prospectus.

Marketing Our Product, page 33

17.   We note that you rely on statistical data from unnamed third-party analysts to support the assertion that the Canadian economy is expected to expand in 2010. Please disclose the third-parties relied upon and provide us with marked copies of the reports. Alternatively, you may remove the reference to the third-parties and restate the conclusion as your own.

Competition, page 35

18.   It does not appear that you currently compete with the well-known Canadian visualization studios you have named in your document. Please remove the names of these studios as well as your discussion of the areas in which these studios specialize. or explain in greater detail how you currently compete with these companies. Your discussion should address the competitive business conditions to be found within the industry, your competitive position, which could include your anticipated area of specialization, as well as the methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

19.   With respect to your director, provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence.

Management, page 38

20.   We refer to SEC Release No. 33-9089, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf, and note that you have not complied with the enhanced disclosure requirements set forth in the final rule. As an example, and without limitation, we note that you have not discussed the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of your business and structure as required by Item 401(e)(1) of Regulation S-K. Please revise your document to include the applicable disclosure enhancements.

Exhibits

21.   Please file the form of subscription agreement and stock certificates you intend to use in connection with the offering. Refer to Item 601(b)(4) of Regulation S-K.

22.   Please file as an exhibit the consent of counsel. Refer Item 601(b)(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457, with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (702) 866-2689
        Incorp Services, Inc.